February 7, 2007
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Christopher Owings

Re:	Targa Resources Partners LP Registration Statement on Form S-1 (File No. 333-138747) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Targa Resources Partners LP (the “Registrant”), hereby requests that the effectiveness of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, February 8, 2007 at 11: 00 a.m., Washington, D.C. time, or as soon thereafter as practicable, unless the Registrant or its outside counsel, Vinson & Elkins L.L.P., requests by telephone that the Registration Statement be declared effective at some other time.
     The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TARGA RESOURCES PARTNERS LP
By:	TARGA RESOURCES GP LLC
Its general partner

By:	/s/ Jeffrey J. McParland
	Name:	Jeffrey J. McParland
	Title:	Executive Vice President, Chief Financial Officer and Treasurer